Exhibit 2

QUATTOR PARTICIPAÇÕES S.A.

Quattor Participações S.A.

Consolidated Balance Sheets

In thousands of reais

	March 31, 2010	December 31, 2009
	(Unaudited)
Assets
Current assets
Cash and cash equivalents (Note 5)	413,847	608,183
Marketable securities (Note 5)	130,224	64,558
Trade accounts receivable (Note 6)	371,698	427,615
Related parties (Note 19)	91,375	50,457
Inventories (Note 7)	665,458	514,441
Taxes recoverable (Note 8)	285,236	273,378
Deferred taxes (Note 9(a))	25,179	35,873
Other accounts receivable	51,621	58,663

	2,034,638	2,033,168

Non-current assets
Long-term receivables
Deferred taxes (Note 9(a))	163,739	225,440
Taxes recoverable (Note 8)	464,191	469,837
Court deposits (Note 15(a))	10,713	9,099
Trade accounts receivable (Note 6)	50	70
Related parties (Note 19)	23,901	23,901
Inventories (Note 7)	28,050	26,994
Other accounts receivable	12,200	11,632

	702,844	766,973

Investments	2,071	2,071
Property, plant and equipment (Note 10)	5,506,911	6,053,748
Intangible assets (Note 11)	639,660	664,498
Deferred charges (Note 12)	228,738	315,860

	7,080,224	7,803,150

Total assets	9,114,862	9,836,318

Liabilities and shareholders’ equity
Current liabilities
Accounts payable to suppliers	229,770	151,339
Related parties (Note 19)	393,484	288,500
Loans and financing (Note 13)	2,370,167	1,599,525
Taxes payable	104,683	103,885
Salaries and social charges	43,612	34,190
Advances from customers	21,380	18,164
Dividends and interest on capital payable	3,336	4,819
Accounts payable	19,084	19,873

	3,185,516	2,220,295

Non-current liabilities
Loans and financing (Note 13)	4,995,202	5,771,399
Taxes and contributions payable (Note 8(b) and 14)	144,635	70,891
Deferred income tax and social contribution	12,091	10,396
Actuarial liabilities	850	850
Provisions for tax, civil and labor contingencies (Note 15)	3,689	18,560
Other accounts payable	601	290
Deferred revenues	133,292	133,292

	5,290,360	6,005,678

Minority interests	140,595	345,027

Shareholders’ equity
Capital	2,202,112	2,202,112
Accumulated deficit	(1,703,721)	(936,794)

	498,391	1,265,318

Total liabilities and shareholders’ equity	9,114,862	9,836,318

The accompanying notes are an integral part of this financial information.

Quattor Participações S.A.

Consolidated Statements of Income (unaudited)

Three-month period ended March 31

In thousands of reais

	2010	2009
	(Unaudited)	(Unaudited)
Gross sales
Domestic market	1,687,403	1,249,978
Foreign market	137,656	208,776
Taxes and contributions on sales	(592,392)	(477,387)

Net sales	1,232,667	981,367
Cost of sales	(1,086,143)	(966,356)

Gross profit	146,524	15,011

Operating income (expenses)
Selling	(87,082)	(78,075)
Administrative	(39,594)	(35,200)
Other operating income (expenses), net (Note 17)	(13,520)	47,003

Operating profit (loss) before equity results, financial results and provision for impairment	6,328	(51,261)

Provision for impairment of permanent assets (Note 20)	(622,000)	—
Tax Amnesty Program—REFIS (Note 14)	(48,599)	—

Operating profit (loss) before equity results and financial results	(664,271)	(51,261)

Equity results
Amortization of goodwill	(732)	(945)

	(732)	(945)

Financial results (Note 16)
Financial expenses	(201,194)	(182,681)
Financial income	15,712	33,755
Monetary and exchange variation
Income	2,312	56,632
Expenses	(50,006)	(27,164)

	(233,176)	(119,458)

Loss before income tax and social contribution	(898,179)	(171,664)

Income tax and social contribution (Note 9(b))
Current	(311)	(4,908)
Deferred	(72,871)	45,563

	(73,182)	40,655

Loss before minority interests	(971,361)	(131,009)

Minority interests	204,434	13,434

Loss for the period	(766,927)	(117,575)

The accompanying notes are an integral part of this financial information.

Quattor Participações S.A.

Statements of Changes in Shareholders´ Equity

(Consolidated)

In thousands of reais

	Capital	Equity valuation adjustments	Accumulated deficit	Total
December 31, 2008	2,202,112	(25,498)	(695,755)	1,480,859
Adjustment of Law 11,638/07 in investee	—	10,681	(11,888)	(1,207)
Loss for the period	—	—	(117,575)	(117,575)

March 31, 2009	2,202,112	(14,817)	(825,218)	1,362,077
Adjustment of Law 11,638/07 in investee	—	14,817	(1,207)	13,610
Loss for the period	—	—	(110,369)	(110,369)

December 31, 2009	2,202,112	—	(936,794)	1,265,318
Loss for the period	—	—	(766,927)	(766,927)

March 31, 2010	2,202,112	—	(1,703,721)	498,391

The accompanying notes are an integral part of this financial information.

Quattor Participações S.A.

Consolidated Statements of Cash Flows

Three-month period ended March 31 (Unaudited)

In thousands of reais

	2010	2009
Cash flows from operating activities
Loss for the period	(766,927)	(117,575)

Minority interests	(204,434)	(13,434)
Adjustments to reconcile results to cash provided by (used in) operating activities
Depreciation and amortization	102,504	91,328
Written off investments	48	123
Residual value of fixed asset disposals	—	8
Change in the percentage of interests/treasury stock	—	4,056
Provision for impairment of permanent assets	622,000	—
Amortization of goodwill/negative goodwill	732	945
Interest and exchange and monetary variations accrued, net	224,311	81,683
Provision for contingencies and other	(13,690)	(27,534)
Deferred income tax and social contribution	72,871	(45,563)
Other	2,989	(10,381)

Changes in assets and liabilities
Decrease in accounts receivable	8,289	121,685
Decrease (increase) in inventories	(151,889)	119,657
Decrease (increase) in taxes recoverable	(6,840)	19,696
Decrease (increase) in other current and non-current assets	14,394	(18,702)
Interest paid on loans and financing	(57,894)	(28,009)
Decrease in suppliers	107,710	38,443
Decrease (increase) in other current and non-current liabilities	157,086	(19,538)

Net cash provided by operations	111,260	196,888

Cash flows from investing activities
Marketable securities	(65,666)	(111,236)
Additions to property, plant and equipment	(55,181)	(216,437)
Additions to intangible assets	(9,190)	(45)
Acquisition of shares from minority shareholders	—	(12,484)

Net cash used in investing activities	(130,037)	(340,202)

Cash flows from financing activities
Dividends paid	(1,483)	(1)
Financing obtained	349,606	333,685
Repayment of financing and loan	(523,682)	(336,197)

Net cash used in financing activities	(175,559)	(2,513)

Decrease in cash and cash equivalents	(194,336)	(145,827)

Cash and cash equivalents at the beginning of the period	608,183	744,865

Cash and cash equivalents at the end of the period	413,847	599,038

Supplementary information
Interest paid during the period	99,176	82,606
Income tax and social contribution on net income paid during the period	—	(6,438)

The accompanying notes are an integral part of this financial information.

Quattor Participações S.A.

Notes to the Consolidated Interim Financial

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

1	Operations

Quattor Participações S.A. (the “Company”) was incorporated on August 20, 2007 under the name Dapean Participações S.A. (“Dapean”), as a holding company that directly controlled Quattor Petroquímica S.A. (“Quattor Petroquímica”), the corporate name of which was then Suzano Petroquímica S.A. (“Suzano Petroquímica”).

The Extraordinary Shareholders’ Meeting held on November 27, 2007 approved a capital increase of R$ 881,821 through the subscription and payment of 97,264,445 common and 76,322,383 prefered shares issued by Quattor Petroquímica, at that time named Suzano Petroquímica, at book value, based on a valuation report issued by a valuation firm.

On November 30, 2007, the acquisition of 76.57% of Quattor Petroquímica shares (then named Suzano Petroquímica) by Petróleo Brasileiro S.A. (“Petrobras”) was completed for R$ 2,100,402. As from that date, Suzano Petroquímica became a subsidiary of Petrobras.

Also on November 30, 2007, Petrobras and UNIPAR—União de Indústrias Petroquímicas S.A. (“Unipar”) communicated through a joint Material Event notice that the negotiations to organize a new petrochemical company had been completed, through the contribution by these companies of their respective interests in other petrochemical companies.

Under this agreement, Unipar transferred the following assets to Fasciatus Participações S.A. (“Fasciatus”), a special purpose subsidiary:

•	Interest in Rio Polímeros S.A. (“Riopol”) equal to 33.33% of its total share capital.

•	Interest in Quattor Químicos Básicos (then named Petroquímica União S.A.) (“QQB”) equal to 51.35% of its total share capital.

•	100% of the assets, rights and obligations pertaining to its Chemical Division (Unipar Divisão Química (UDQ)).

•	R$ 380 million in cash, which was used to acquire an interest in Riopol. equal to 32.65% of its total share capital.

•	Interest in Polietilenos União S.A. (“Polietilenos União”) equal to 99% of its total share capital.

On June 11, 2008, Fasciatus merged into the Company (then named Dapean), which at that time already controlled Quattor Petroquímica (then named Suzano Petroquímica S.A.), in addition to holding a 17.44% interest in the capital of Quattor Químicos Básicos S.A. (then named Petroquímica União S.A.). The Shareholders’ Meeting that approved such merger also changed the name of the Company to Quattor Participações S.A., completing the process to organize the Petrochemical Company mentioned in the Relevant Event notice of November 30, 2007.

During the second half of 2008, through a Tender Offer for the Acquisition of Shares (OPA), the Company acquired minority interests in the companies Quattor Petroquímica and QQB, as described in Note 10. Such acquisitions led to an increased participation in these companies and the delisting of QQB.

Also, as announced to the market, Quattor Químicos Básicos S.A. (“QQB”), in which the Company held a 91.53% interest, was merged into Polietilenos União on June 30, 2009. The General Shareholders’ Meeting of Polietilenos União that approved the merger also resolved to change its corporate name to Quattor Química S.A. After the merger of QQB, the Company holds a 94.10% interest in Quattor Química S.A.

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

On January 22, 2010, UNIPAR, informed, through a Material Event notice, that it celebrated an Investment Agreement committing to sell to Braskem S.A. (“Braskem”) all of its participation in the Company, corresponding to 60% of its voting and total capital, for the price of R$ 647,300. This Investment Agreement provided for the assignment of all of the shares of the Company to Braskem.

On the same date, Braskem published a Material Event notice, together with Odebrecht S.A., Odebrecht Serviços and Participações S.A., PETROBRAS and Petrobras Química S.A. - Petroquisa, Informing that after the conclusion of the acquisition of the Company’s shares: (a) meetings would be convened with the objective of deciding on incorporation, by Braskem, of the shares of issuance of the Company held by PETROBRAS and (b) as result of the indirect sale of the controlling interest in Quattor Petroquímica, a publicly held company controlled by Quattor, Braskem will submit to the CVM, within 30 days of the effective Acquisition of Quattor Stock, a request for the registration of a tender offer for the 0.7% of the common stock held by the minority shareholders in Quattor Petroquímica (“Stock Tender Offer”) at a price per share of R$ 7.28 equivalent to 80% of the price paid by Braskem to Unipar for each common and preferred share in Quattor, in accordance with Article 254-A of Federal Law 6,404/76, CVM Instruction 361 and the Bylaws of Quattor Petroquímica.

In April of 2010 Braskem became the controlling shareholder of the controlling shareholder, holding 60% of the Company’s shares.

At March 31. 2010, the Company had negative net working capital in the amount of R$ 1,150,878. As discussed in Note 22, this condition has been remediated before the issuance of these financial statements.

The financial statements as of and for the period ended March 31, 2010 were prepared on the basis of certain policies and accounting estimates originating from the new controlling company (Braskem), which differ in certain aspects of those adopted by the previous controlling Company.

Main activities of the Company and its subsidiaries

Following the above mentioned restructuring, the Company, in addition to investing in subsidiaries and associated companies, started to manufacture and sell petrochemical products (cumene, olefins and isoparafins). The raw material used in this productive process is primarily purchased from its subsidiary, Quator Química S.A.

The main activities of the subsidiaries are as follows:

(a)	Quattor Química (“QQ”)

This company mainly engages in the manufacturing and sale of basic petrochemicals and plastic resins, as well as derivative and related products; import, export, purchase, distribution and sale of these products; provision of advisory and technical and administrative consultancy services associated with these activities to third parties; and independent commercial representation.

The main supplier of QQ’s raw materials and energy inputs is Petrobras, while its sales of products and services are primarily made to second generation petrochemical producers, that are mainly located in the Brazilian Southeast region.

(b)	Quattor Petroquímica S.A.

This company mainly engages in: (i) production, sale, development, import, export, transportation, representation and consignment of petrochemicals, as well as their by-products, compounds and

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

derivative products, such as polypropylene, polypropilene films, polyethilenes, elastomers and related manufactured products; (ii) rental or free loan of own assets or assets held under commercial leasing contracts, as long as these represent a means to accomplish the activities included in (i); (iii) provision of services associated with the above-mentioned activities; and (iv) holding interests as shareholder in any company or venture in this same area of activities, pursuant to items (i) and (ii) above.

(c)	Rio Polímeros S.A.

This company mainly engages in the production of polyethylene from natural gas produced in the Campos Basin. Its plant is located at the Duque de Caxias (Rio de Janeiro State) Chemical and Gas Complex.

Riopol is the result of an investment made with funds of its own shareholders plus financing from Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), US Ex-Im Bank, and a Syndicate of European Banks, under a guarantee provided by Servizi Assicurativi Del Commercio Estero da Itália (SACE).

This subsidiary has been impacted by the irregular supply of raw materials since the start-up of Riopol’s integrated plant in 2006. This impacted negatively the operations of the subsidiary causing significant operating losses. In order to regularize the supply, Petrobras has undertaken construction work at Cabiúnas processing plant, in the State of Rio de Janeiro, and on the Campos gas transportation ducts. Riopol management believes that, as soon as the necessary supply of gas is available, the plant will achieve optimal production levels, which will reverse the operating losses.

2	Presentation of Financial Statements

This consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month period ended March 31, 2010 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2010.

In preparing the consolidated financial information, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial statements include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

(a)	New accounting pronouncements

The accounting pronouncements and interpretations of standards listed below were published and are mandatory for years beginning on or after January 1, 2010. In addition, other pronouncements and interpretations were also published, which alter the accounting practices adopted in Brazil, within the process of convergence with international standards. The standards below are only those that could (or should) more significantly affect the Company’s financial statements. Under the terms of these new standards, the figures for 2009, presented herein, should be restated for comparison purposes when the 2010 financial statements are prepared. The Company did not elect early adoption of these standards for the year ended March 31, 2010.

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

(b)	Pronouncements

•	CPC 18—Investments in Associated Companies

•	CPC 20—Borrowing Costs

•	CPC 25—Provisions, Contingent Liabilities and Assets

•	CPC 27—Property, Plant and Equipment

•	CPC 28—Investment Property

•	CPC 30—Revenues

•	CPC 32—Taxes on Profit

•	CPC 36—Consolidated Financial Statements

•	CPC 37—First-time Adoption of International Financial Reporting Standards

•	CPC 38—Financial Instruments: Recognition and Measurement

•	CPC 40—Financial Instruments: Disclosure

(c)	Interpretations

•	ICPC 08—Accounting for Proposed Dividends

•	ICPC 09—Individual, Separate, Consolidated Financial Statements and Application of the Equity Accounting Method

•	ICPC 10—Clarifications of CPC 27 and CPC 28

3	Accounting Policies

The financial information has been prepared using accounting practices adopted in Brazil. This interim financial information as of and for the three-month period ended March 31, 2010 has been prepared using the same accounting policies applied as of and for the year ended December 31, 2009 and should be read in conjunction with the annual financial statements as of and for the year then ended.

4	Consolidated Financial Statements

The consolidated financial statements were prepared in accordance with the consolidation criteria set forth in the accounting practices adopted in Brazil and include the financial statements of the Company and its subsidiaries. The table below describes the subsidiaries of the Company and the Company’s participation in each subsidiary.

	Percentage
	March 31, 2010		December 31, 2009
	Voting	Total	Voting	Total
Quattor Participações S.A. (parent company)
Quattor Química S.A.	94.10	94.10	94.10	94.10
Common Industries Ltd.	100.00	100.00	100.00	100.00
Mauá Resinas S.A.	100.00	100.00	100.00	100.00
Norfolk Distribuidora Ltda.	100.00	100.00	100.00	100.00
Polibutenos S.A.—Indústrias Químicas	33.33	33.33	33.33	33.33

Quattor Petroquímica S.A.	99.99	99.32	99.99	99.32
Rio Polímeros S.A.	9.02	9.02	9.02	9.02
Quattor Química S.A.	5.89	5.89	5.89	5.89

Rio Polímeros S.A.	65.98	65.98	65.98	65.98

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

The main consolidation procedures are as follows:

(a)	Elimination of assets and liabilities balances between consolidated companies.

(b)	Eliminations of participations in capital, reserves and retained earnings of consolidated companies.

(c)	Elimination of income and expense balances, as well as unrealized profits arising from transactions among the consolidated companies, net of income tax and social contribution, when applicable.

(d)	Segregation of the amount of minority interests in subsidiaries in the consolidated financial statements.

(e)	Elimination of balances relating to the revaluation of property, plant and equipment in the subsidiary QQ and related impacts on results for the year, for consistency with the accounting practices adopted by the Company.

5	Cash and Cash Equivalents and Marketable Securities

	March 31, 2010	December 31, 2009
Cash and bank balances	68,504	56,283
Financial investments available on demand	345,343	551,900

	413,847	608,183

Financial investments available on demand are comprised of investments with target returns based on a percentage of the Interbank Deposit Certificates (CDIs).

Marketable Securities correspond to investments of Riopol as described in the table below:

	March 31, 2010	December 31, 2009
Bank Deposit Certificates (CDB)	15,651	2,001
Money market funds	48,719	28,311
Commited debentures	65,854	34,246

	130,224	64,558

6	Trade Accounts Receivable

	March 31, 2010	December 31, 2009
Domestic market	467,561	381,891
Foreign market	110,958	163,882

	578,519	545,773

Discounted trade bills	(179,519)	(102,301)
Allowance for doubtful accounts	(27,252)	(15,787)

	371,748	427,685

Current assets	371,698	427,615

Non-current assets	50	70

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

At March 31, 2010, accounts receivable of Quattor Petroquímica were stated net of vendor transactions in the amount of R$ 146,181 (December 31, 2009—R$ 101,551). Through these transactions, customers obtain bank financing for cash settlement of purchases of products from Quattor Petroquímica, which guarantees such customers’ obligations to the related financial institutions. In the event of default by customers, the subsidiary must reimburse the financial institutions involved.

7	Inventories

	March 31, 2010	December 31, 2009
Finished products and work in process	488,489	270,426
Raw materials	81,555	163,546
Maintenance and consumable materials	126,068	115,694
Provisions for losses on inventories	(2,604)	(8,231)

	693,508	541,435

Current assets	665,458	514,441
Non-current assets	28,050	26,994

8	Taxes Recoverable

	March 31, 2010	December 31, 2009
Withholding income tax (IR) and social contribution (CSLL)	11,888	25,753
Corporate income tax (IRPJ) and CSLL paid in advance	67,878	41,706
Value-added tax (ICMS) on sales and services	475,176	489,557
Social Integration Program (PIS) and Social contribution on revenues (COFINS) recoverable	204,402	199,233
Other taxes recoverable	(9,917)	(13,034)

	749,427	743,215

Current	285,236	273,378
Non-current	464,191	469,837

Tax credits arising from the acquisition of property, plant and equipment are recognized at their respective present values.

The main characteristics of credits accumulated by the Company and its subsidiaries, as well as the major initiatives and strategies to recover such credits are described below:

(a)	Quattor Petroquímica

This company developed a specific plan to recover ICMS accumulated credits, pursuant to the strategic actions described below, which were instrumental for the gradual reduction of existing balances.

(i)	Mauá Unit (Plant)—State of São Paulo

•

Participation in the Project to Foster the Development of the Plastic Industry in São Paulo, under State Decree 52430, of December 4, 2007, and related regulations, whereby acquisitions of propylene and sales of polypropilene are subject to a 12% tax, thus neutralizing ICMS credits on interstate sale transactions.

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

•	Decrease in resin exports, which are not taxed due to a constitutional exemption, resulted in a reduction in new ICMS credits.

•

Management expects that the Group planned corporate restructuring, which will consist of the unification of all its petrochemical businesses under a single legal entity, will optimize the realization of existing tax credits.

(ii)	Camaçari Unit (Plant)—State of Bahia

•	Deferral (non-levy) of ICMS on imports of inputs and goods for the manufacturing process, as well as machinery and equipment for property, plant and equipment.

•

Monthly passing through of accumulated ICMS credits on local sales with deferral to the central raw materials unit, has resulted in neutralizing credits on sale transactions benefiting from incentives (Bahiaplast, ProBahia and Desenvolve Programs).

•

Quattor Petroquímica benefits from a reduction in the ICMS rate to 12% on local acquisitions of its main raw material, pursuant to Decree 11059/2008, thus equalizing the tax impact on interstate sale transactions. If it were not for this incentive obtained from the State Treasury, the company would have accumulated credits in the amount of R$ 13,872 in the period from June 1, 2008 to March 31, 2010. The mechanism is resulting in a gradual decrease in accumulated balances on transactions carried out in the domestic market.

(b)	Riopol

(i)	Deferred ICMS, recognized based on Decree-Law 25665/1999, levied on imports of equipment and parts for the construction of the industrial facilities. This Decree allows Riopol, as a substitute taxpayer, to delay the payment of ICMS for six years from the date of purchase of the assets, with no financial charges. At March 31, 2010 and 2009, deferred ICMS amounted to R$ 75,518 and R$ 109,478, respectively, with R$ 64,898 and R$ 70,885, respectively, in non-current liabilities, under “Taxes and contributions payable”, and the remaining amount in current liabilities, under “Taxes payable”. The Company is entitled to offset ICMS credits on its transactions in 48 monthly installments from the due date of the tax. Additionally, Riopol has ICMS credits of R$ 117,674 relating to the purchase of equipment for the industrial facilities from suppliers in other States, not included in the aforementioned deferral.

These other credits will also be offset at the rate of 1/48 per month.

(ii)	PIS and COFINS arising from the acquisition of equipment which comprise the industrial complex delivered on April 1, 2006 by the Consortium contracted for its construction. In the first quarter of 2007, Riopol reclassified the amount of R$ 93,898 from property, plant and equipment to taxes recoverable, to be realized in 48 monthly installments, pursuant to the applicable law.

(iii)	Advances of income tax and social contribution for 2010, in the total amount of R$ 21,657 (December 31, 2009—R$ 15,936) and credit balances from prior years.

(c)	QQ

(i)	ICMS credits comprise: R$ 36,631 relating to credits on purchases of property, plant and equipment items (CIAP), offset in 48 monthly installments , pursuant to the applicable law, and R$ 89,874 relating to credits generated on the acquisition of inputs and raw materials.

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

(ii)	PIS and COFINS recoverable in the amount of R$ 168,810 relate to credits recognized on the acquisition of inputs, raw materials and fixed assets. Changes since 2008 primarily relate to extemporaneous credits on the acquisition of fixed assets recorded by Quattor Química in 2010, which are offset over 12, 24 or 48 months, as provided in the applicable law.

9	Income Tax and Social Contribution

(a)	Income tax and social contribution credits

Deferred income tax and social contribution balances shown in the financial information arise from temporary differences and tax losses.

Deferred income tax and social contribution balances relate to the following:

	March 31, 2010	December 31, 2009
Deferred income tax and social contribution assets
Tax losses	145,212	203,765
Credits on temporary differences
Provision for contingencies	1,995	7,878
Allowance for doubtful accounts	7,869	5,247
Provision for costs and expenses	10,643	9,692
Provision for losses on investments	498	498
Provision for losses on inventories	2,427	2,466
Effects of Law 11638	1,060	1,241
Provision for ICMS	(178)	—
Provision for deferred charges	13,837	20,391
Provision for suppliers	5,555	3,485
Other	—	6,650

	188,918	261,313

Current	25,179	35,873
Non-current	163,739	225,440

Management of the Company and its subsidiaries, based on forecasts of future profits, recognized tax credits on tax losses in prior years, which do not expire, but that can be offset against future taxable income up to 30% of annual taxable income.

The estimated recovery of tax credits is based on projections of taxable income, taking into account a number of financial and business assumptions as of the date of such projections. Consequently, the estimates may not materialize in the future, due to the uncertainties inherent in such forecasts.

In addition to these deferred tax assets, the Company and its subsidiaries have recorded on their tax books the amounts of R$ 104,955 and R$ 74,305, respectively, to be offset against future taxable income. Such amounts have not yet been recognized, as it is not possible to state, as of March 31, 2010, that its realization is probable within a period of up to ten years.

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

(b)	Reconciliation of income tax and social contribution in the statement of operations

	March 31, 2010	March 31, 2009
Loss before income tax and social contribution	(898,179)	(171,664)
Combined tax rate—%	34%	34%

Income tax and social contribution at the statutory rate of 34%	305,380	58,366
Adjustment from book profit to tax profit
Unrecognized tax credit in the period on tax losses	(19,759)	(21,720)
Deferred income taxes and social contribution for the period not recognized (i)	(233,635)	—
Write off of deferred income tax and social contribution of previous years (i)	(127,034)	—
Amortized goodwill	1,208	—
Other
Other permanent additions (exclusions)	658	4,009

Current and deferred IRPJ and CSLL in statement of operations	(73,182)	40,655

Income tax and social contribution—current	(311)	(4,908)
Income tax and social contribution—deferred	(72,871)	45,563

	(73,182)	40,655

(i)	Local management conducted an impairment analysis of the deferred income tax and social contribution assets previously recorded by the Company and concluded that these amounts were no longer recoverable. Therefore a provision for impairment of these assets was recorded in the total amount of R$1 27,034. Additionally, the Company did not record deferred income tax and social contribution assets totaling R$233,635, over the tax loss carryforwards for the period ended March 31. 2010.

(c)	Transition Tax Regime

The Transition Tax Regime will be in effect until the law governing the tax effects of the new accounting practices adopted in Brazil is enacted, in order to preserve tax neutrality.

The Transition Tax Regime is optional in calendar years 2008 and 2009, provided that: (i) it is applied in both 2008 and 2009, and not to a single calendar year; and (ii) companies must state their option when submitting the Corporate Tax Return (DIPJ).

The Company has opted for the adoption of Transition Tax Regime—RTT in 2008. Consequently, for income tax and of the social contribution calculation purposes over the net profit of the period ended on March 31, 2010, the Company has used the defined prerogatives of RTT.

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

10	Property, Plant and Equipment

Description	Land	Buildings and construction	Equipment and facilities	Vehicles	Furniture and fixtures	Other assets	Total in use	Construction in progress	Total PP&E
At December 31, 2009
Total cost	53,384	340,077	7,023,711	8,555	36,489	81,040	7,543,256	503,822	8,047,078
Accumulated depreciation	—	(100,326)	(1,828,177)	(5,748)	(26,359)	(60,633)	(2,021,243)	—	(2,021,243)
Impairment	—	—	(7,669)	—	—	—	(7,669)	—	(7,669)
Goodwill allocated to fixed assets	4,637	9,484	21,461	—	—	—	35,582	—	35,582

Net book value	58,021	249,235	5,209,326	2,807	10,130	20,407	5,549,926	503,822	6,053,748

At March 31, 2010
Total cost	65,270	342,621	6,898,603	8,580	75,102	42,075	7,432,251	671,969	8,104,220
Accumulated depreciation	—	(104,846)	(1,908,526)	(5,994)	(57,789)	(31,116)	(2,108,271)	—	(2,108,271)
Impairment	(2,008)	(27,808)	(492,762)	(43)	(376)	(891)	(523,888)	—	(523,888)
Goodwill allocated to fixed assets	4,637	9,260	20,953	—	—	—	34,850	—	34,850

Net book value	67,899	219,227	4,518,268	2,543	16,937	10,068	4,834,942	671,969	5,506,911

Annual depreciation rates—%	—	4	10	20	10	10

11	Intangible Assets

	Goodwill on acquisitions	Technology	Rights to use pipeline	Rights to use land	Rights to use software	Trademarks and patents	Other	Total
At December 31, 2009
Total cost	1,108,832	160,406	51,432	490	50,165	101	1,241	1,372,667
Accumulated amortization	(337,026)	(73,961)	(6,403)	—	(27,191)	(99)	—	(444,680)
Impairment	(263,489)							(263,489)

Net book value	508,317	86,445	45,029	490	22,974	2	1,241	664,498

At March 31, 2010
Total cost	1,108,832	160,401	51,432	490	58,543	—	2,078	1,381,776
Accumulated amortization	(337,026)	(75,911)	(6,825)	—	(27,686)	—	(79)	(447,527)
Impairment	(263,489)	(19,460)	(11,320)	(123)	(197)	—	—	(294,589)

Net book value	508,317	65,030	33,287	367	30,660	—	1,999	639,660

Annual amortization rates—%	—	9	10		9	4

12	Deferred Charges

	Studies & projects	Administrative expenses	Pre-operating expenses	Other expenses	Total
At December 31, 2009
Total cost	44,722	233,076	219,892	22,546	520,236
Accumulated amortization	(9,784)	(87,325)	(89,471)	(17,796)	(204,376)

Net book value	34,938	145,751	130,421	4,750	315,860

At March 31, 2010
Total cost	55,912	233,076	219,964	9,846	518,798
Accumulated amortization	(22,459)	(93,072)	(94,492)	(5,397)	(215,420)
Impairment	(7,827)	(35,658)	(31,155)	—	(74,640)

Net book value	25,626	104,346	94,317	4,449	228,738

Annual amortization rates—%	6	6	6	7

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

13	Loans and Financing

Currency	Annual interest rate —%	March 31, 2010	December 31, 2009
Local currency
Compror	125.85 of CDI	345,621	390,312
CDI	115.82 of CDI	3,393,023	3,313,414
TJLP (*)	TJLP + 3.14	1,447,864	1,550,475
Fixed	6.92	177,428	167,143

		5,363,936	5,421,344

Foreign currency
U.S. dollars
Fixed	4.04	833,546	802,966
LIBOR	LIBOR + 1.46	563,316	554,336
CDI	100.00 of CDI	420,725	394,745
Currency basket	Basket + 3.98	183,846	197,533

		2,001,433	1,949,580

		7,365,369	7,370,924

Current		2,370,167	1,599,525
Non-current		4,995,202	5,771,399

(*)	Long Term Interest Rate (Taxa de Juros de Longo Prazo).

The Company and its subsidiaries calculated the weighted average rate of financing based on the effective rate for each transaction.

The long-term portions of financing mature as follows:

	March 31, 2010	December 31, 2009
2011	751,053	1,492,885
2012	991,063	985,582
2013	1,273,074	1,229,767
2014	877,885	919,321
2015 and thereafter	1,102,127	1,143,844

	4,995,202	5,771,399

14	Tax Amnesty Program (“REFIS”)

Law No. 11,941 of 2009 set forth the conditions for adherence to the federal tax installment program. These conditions comprise, among others: (i) a payment term of up to 180 months; (ii) variable discounts in penalties, interest and charges, depending on the payment term; (iii) the possibility of using the balance of tax losses and CSL negative base to settle fines and interest. Braskem entered this installment payment program in the manner prescribed by said law, and has been paying the respective installments (at the minimum values) since November 30, 2009.

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

Based upon an analysis of the chances of success in the lawsuits and administrative cases to which it is the Company is party, it has already defined to qualify for some of them, as a consequence it recorded on March 31, 2010, the amount of R$ 73,166, comprised of R$ 48,599 (R$ 64,229 less R$ 15,630) in debts, R$ 4,960 of fines and R$ 19,607 of interest. The value corresponding to the debt has “Tax installments” on the consolidated statements of income and the fine and interest amounts were recorded under financial expenses.

The calculations prepared by local management considered the payment in 180 monthly installments. As of March 31, 2010 the amount under this item are comprised as follows:

	Quattor Quimica	Quattor Petroquimica	Consolidated
Debt (i)	61,423	571	61,994
Reversal of provision for contingencies (ii)	(13,395)	—	(13,395)

Net effect (i)	48,028	571	48,599

Fines (iii)	4,914	46	4,960
Interest (iii)	19,425	182	19,607

Total	72,367	799	73,166

(i)	Relates to the amount of debt assumed under the REFIS program in the consolidated statements of income.
(ii)	Provision for contingencies related to Contribution on Revenues (COFINS) recorded in previous years. With the adherence of the Company to the REFIS program that provision was reverted in March 2010. The COFINS contingency was reversed to the consolidated statement of income as tax installments related to REFIS.
(iii)	These amounts were recorded as financial expenses in the consolidated statements of income.

On March 31, 2010, REFIS amounts recorded in QQ and Quattor Petroquímica were R$ 85,762 and R$ 799 respectively, with R$ 79,003 and R$ 734, respectively, in non-current liabilities, under “Taxes and contributions payable”, and the remaining amount in current liabilities, under “Taxes payable”.

15	Provisions for Tax, Civil and Labor Contingencies

These provisions are recognized for probable losses in administrative and judicial proceedings relating to tax, social security and labor matters, at amounts that are considered sufficient, in accordance with the opinion of lawyers and legal advisors.

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

(a)	Provisions for tax, civil, labor and environmental contingencies—consolidated

	March 31, 2010	December 31, 2009
Tax
PIS/COFINS	276	13,671
CPMF	—	682
Income tax and social contribution	1,663	1,663
Other	178	178

Subtotal—tax	2,117	16,194

Civil	393	394
Labor	7,280	6,895
Environmental	—	2,243
Other	87	87

Total provision for contingencies	9,877	25,813

(-) Court Deposits	(6,188)	(7,253)

	3,689	18,560

Court deposits, which represent restricted assets of the Company and its subsidiaries, relate to amounts deposited and maintained in escrow until such time as the related lawsuits in question are decided. The balances of judicial deposits for which no provision had been recorded are classified in “Court deposits” under non-current assets.

Quattor Petroquímica is also a party to other lawsuits in progress where, in the opinion of the legal advisors, an unfavorable outcome is possible, but not probable, totaling R$ 150,448 as of March 31, 2010 (December 31, 2009—R$ 149,192).

Quattor Química is party to tax, civil and labor claims involving risks of loss classified by management as possible, based on the views of its legal advisors, for which no provision has been recorded, as described below:

	March 31, 2010	December 31, 2009
Tax
PIS/COFINS/ICMS	669,425	677,740
Sundry
Civil
Indemnification	2,756	1,921
Labor	2,978	2,277

	675,159	681,938

Riopol is party to tax, civil and labor claims involving risks of loss classified by management as possible, based on the assessment of its lawyers and legal advisors, for which no provision has been recorded, totaling R$ 11,946 (December 31, 2009—total amount of R$ 8,008).

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

16	Financial Results

	March 31, 2010	March 31, 2009
Financial expenses
Interest on loans and financing	(158,346)	(179,284)
Other expenses	(42,848)	(3,397)

	(201,194)	(182,681)

Financial income
Interest on financial investments	13,278	28,326
Other income	2,434	5,429

	15,712	33,755

Monetary and exchange variation income
Exchange variation income	(4,408)	(37,854)
Monetary variation income	6,720	10,690

	2,312	(27,164)

Monetary and exchange variation expenses
Exchange variation expenses	(55,898)	43,158
Monetary variation expenses	5,892	13,474

	(50,006)	56,632

17	Other Operating Income (Expenses)

	March 31, 2010	March 31, 2009
Losses on investment (QQB)		(4,056)
Contractual penalty take or pay	2,805
Advances write off	(12,473)
Provision for losses on inventories reversal	25	39,268
Reduction in actuarial liabilities	—	8,148
Reversal of provision for contingencies	—	5,687
Other	(3,877)	(2,044)

	(13,520)	47,003

18	Financial Instruments

The Company and its subsidiaries carry out transactions involving standard financial instruments, as described below.

The fair values estimated for assets, liabilities and financial instruments as of March 31, 2010 approximate the amounts in the financial statements.

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

(a)	Financial risk management policy

The Company and its subsidiaries are exposed to market risks involving commodities, exchange rates and interest rates and to credit risk in connection with their financial investments, accounts receivables and derivatives.

The Company and its subsidiaries adopt procedures of market and credit risk management in accordance with internal Financial Management Policies and Risk Management Policies. The objective of risk management is to protect the Company’s cash flow and reduce the threats to the financing of its operational working capital and of investment programs.

Management follows such policies strictly.

The Company and its subsidiaries do not enter into derivatives for speculative purposes. Only firm commitments, as repayment of loans and payments of interests for agreement of loans, for which the size of exposure to foreign currency is established, are considered for hedging actions. Any hedge/derivatives operation should be presented and approved by the Board of Directors.

(b)	Liquidity risk

This is the risk of not having liquid funds sufficient to meet the Company’s and its subsidiaries’ financial commitments, due to the mismatch of terms or volume in expected receipts and payments. To manage liquidity of cash in local and foreign currency, assumptions for future disbursements and receipts are determined, and these are monitored daily by the Company’s treasury department.

(c)	Market risk

(i)	Credit risk

The financial instruments that potentially expose the Company and its subsidiaries to concentration of credit risk basically consist of bank balances, financial investments and trade accounts receivables. Accounts receivables are distributed among several customers and no customer, individually, accounts for 10% or more of the balance of accounts receivable. To minimize the credit risk, the Company and its subsidiaries have carried out an assessment of each one of their customers to determine credit limits and, when management considers that the credit risk is high, it seeks to obtain guarantees and/or to narrow the credit conditions, and may even request advance payment to make a sale. For exports, there are credit letters and fiduciary guarantees from customers as the Company and its subsidiaries deem appropriate. Management monitors the risk of trade accounts receivable and evaluates the need to record an allowance for doubtful accounts.

(ii)	Exchange rate risk

The Company and its subsidiaries are susceptible to significant variations due to the effects of the volatility of exchange rates on liabilities and assets linked to foreign currencies in particular, the U.S. dollar.

(d)	Derivative financial instruments

The derivative instruments contracted by Quattor Química aim at protecting its transactions against the risks of interest rate movements, and are not used for speculation purposes. The treasury department of

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

Quattor Química follows strictly the policies approved by management, which establish restrictions with respect to investment in shares, derivatives or any other variable-income instrument. Derivative transactions are allowed only for hedge purposes, and require approval by the Board of Directors. In accordance with CVM Deliberation 550 of October 17, 2008, a quantitative table is presented below, with regard to derivative transactions carried out by Quattor Química.

					Cumulative accounting effect
	Notional Value		Fair value (“MTM” )		Gains/losses on swap only
Description of swap contracts	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Banco Credit Suisse (*) (**)
Interest rate swap (maturity on April 18, 2012)	88,015	88,015	(16,236)	(17,548)	(241)	(211)
Asset position (LIBOR + 1% p.a.)	—	—	1,904	2,076	—	—
Liability position (108% of CDI)	—	—	(18,140)	(19,624)	—	—
Interest rate swap (maturity on March 27, 2015)	138,304	138,304	(32,525)	(27,953)	(78)	(120)
Asset position (LIBOR + 1.7% p.a.)	—	—	10,448	12,778	—	—
Liability position (103% of CDI)	—	—	(42,973)	(40,732)	—	—

Banco ABN Real (*)(**)
LIBOR lock (maturity on March 1, 2010)	—	109,330	—	(1,806)	—	(310)
Asset position (six-month LIBOR)	—	—	—	312	—	—
Liability position (fixed rate of 4.925% p.a.)	—	—	—	(2,118)	—	—
LIBOR lock (maturity on October 7, 2013)	27,381	27,381	(962)	(1,698)	(1,905)	(8)
Asset position (12-month LIBOR 12)	—	—	28,324	1,090	—	—
Liability position (fixed rate of 5.03% p.a.)	—	—	(29,286)	(2,788)	—	—

(*)	No guarantees were provided by Quattor Química and no margin deposit is required for any of the above transactions.
(**)	Amounts registred on loans and financing accounts.

In addition to the above transactions, Quattor Química was party as of December 31, 2009 to 22 other swap transactions with Banco Credit Suisse, with nominal amounts linked to the US dollar, which transactions have strike prices that vary from R$ 4.00/US$ to R$ 4.25/US$, with monthly expirations starting from July of 2010.

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

The above-mentioned transactions linked to the dollar were cancelled in their entirety on February 24, 2010. Accordingly, as of March 31, 2010, Quattor Química was not party to any such transactions.

To close out the transactions, Quattor Química paid R$ 8,980.

19	Related Parties

Balances and transactions with related parties are as follows:

	March 31, 2010				December 31, 2009
	Current assets	Non- current assets	Current liabilities	Three-month period ended March 31, 2010	Current assets	Non- current assets	Current liabilities	Three-month period ended March 31, 2009
	Accounts receivable	Accounts receivable	Suppliers	Revenues (purchases )	Accounts receivable	Accounts receivable	Suppliers	Revenues (purchases )
Carbocloro S.A.—Indústrias Químicas	200	—	170	14,338	11	—	169	24,791
Petróleo Brasileiro S.A.—PETROBRAS	81,633	23,901	392,020	(1,025,025)	43,107	23,901	287,472	(538,540)
PETROBRAS International Finance Company (PIFCO)	—	—	467	—	—	—	317	—
PETROBRAS Distribuidora	—	—	9	(185)	—	—	—	—
Petroflex Indústria e Comércio S.A.	3,064	—	—	12,371	—	—	—	—
Polibutenos S.A.—Indústrias Químicas	5,970	—	—	66,091	3,738	—	—	6,713
Unipar Comercial e Distribuidora S.A.	445	—	818	(3,578)	3,196	—	8	29,273
Unipar—União das Indústrias Petroquímicas S.A.	—	—	—	490	90	—	524	47
Unipar Commerce and Distrib. Inc.	—	—	—	—	235	—	—	—
União Terminais e Armazéns Gerais Ltda.	64	—	—	—	—	—	—	—
Others	—	—	—	—	80	—	10	12,946

	91,375	23,901	393,484	(935,498)	50,457	23,901	288,500	(464,770)

20	Provision for impairment of permanent assets

The Company and its subsidiaries conducted an impairment analysis on December 31, 2009, to test goodwill, fixed and intangible assets and deferred charges recognized in its financial statements, for recovery. No adjustments were recorded on that date.

Quattor Participações S.A.

Notes to the Consolidated Interim Financial—(Continued)

Information at March 31, 2010 and 2009 (Unaudited)

And December 31, 2009

In thousands of reais, unless otherwise indicated

As a result of the process of change of control of the Company occurred in April 2010, several assumptions and estimates were revised to comply with the new parent Company’s policies. According to these new policies, an impairment provision of R$622,000 was recorded in Rio Polimeros S.A. relating to its Property, Plant and Equipment, Intangible Assets and Deferred Charges as follows:

	Property Plant and Equipment	Intangible Assets	Deferred Charges	Total
Impairment as of December 31, 2009 (Note 10)	(7,669)	(263,489)		(271,158)
Impairment as of March 31, 2010 (Note 10)	(523,888)	(294,589)	(74,640)	(621,959)

Quarter’s variation	(516,219)	(31,100)	(74,640)	(621,959)

Other	(41)			(41)

Riopol’s impairment charge	(516,260)	(31,100)	(74,640)	(622,000)

21	Pension Plan

As from October 2009, the Company and its subsidiaries no longer sponsor individual supplementary private defined benefit or defined contribution pension plans for its employees, but instead sponsor a single defined contribution supplementary private pension plan, named Quattor Prev, which is managed by Brasilprev Seguros e Previdência S.A. In accordance with social security laws, the employees of the Company and its subsidiaries may transfer funds from the old plans to Quattor Prev.

22	Subsequent events

During Apri1 2010, Quattor prepaid its outstanding indebtedness to the Exim Bank, and under its loan agreements guaranteed by SACE in the aggregate outstanding amount of R$513.4 million; and by May 31, 2010 Quattor also prepaid other outstanding indebtedness in the aggregate amount of R$2,496.2 million with the proceeds of Braskem’s capital increase.

*         *         *